SCHEDULE 13D

Amendment No. 0
COLT Telecom Group plc
Ordinary Shares
Cusip # G22944121


Cusip # G22944121
Item 1:        Reporting Person - FMR Corp.
Item 4:        WC, BK
Item 6:        Delaware
Item 7:        814,079,098
Item 8:        None
Item 9:        814,079,098
Item 10:       None
Item 11        814,079,098
Item 13:       54.01%
Item 14:       HC


Cusip # G22944121
Item 1:        Reporting Person - Edward C. Johnson 3d
Item 4:        AF
Item 6:        United States of America
Item 7:        None
Item 8:        None
Item 9:        814,079,098
Item 10:       None
Item 11:       814,079,098
Item 13:       54.01%
Item 14:       IN


Cusip # G22944121
Item 1:        Reporting Person - Abigail P. Johnson
Item 4:        AF
Item 6:        United States of America
Item 7:        None
Item 8:        None
Item 9:        814,079,098
Item 10:       None
Item 11:       814,079,098
Item 13:       54.01%
Item 14:       IN




Item 1.	Security and Issuer.

	This statement relates to the ordinary shares, par value 2.5 pence per share (the "Ordinary Shares"), of COLT Telecom Group plc, a corporation organized under the laws of England and Wales, which has its principal executive offices at 15 Marylebone Road, London, NW
15JD, United Kingdom (the "Company").

Item 2.	Identity and Background.

	This statement is being filed by (i) FMR Corp., a Delaware corporation ("FMR"), (ii) Edward C. Johnson 3d, individual and (iii) Abigail P. Johnson, individual (collectively, the "Reporting Persons").

FMR is a diversified financial services company.  The primary business activities of FMR are: (i) providing investment advisory and management services, primarily to the Fidelity Investments mutual funds;
(ii) distributing investment products and providing securities brokerage and clearing services; (iii) providing participant record-keeping, transfer agent and investment portfolio services; and (iv) investing in and
operating non-financial services businesses and real estate.    The
business address and principal place of business of FMR is 82
Devonshire Street, Boston, Massachusetts 02109.

Fidelity International Limited, a Bermuda joint stock company
("FIL"), and various of FIL's foreign-based subsidiaries, provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL operates as an entity independent of FMR. FIL beneficially owns
69,320,656 Ordinary Shares (representing 4.60% of the Ordinary Shares deemed outstanding on the date hereof). The business address and principal place of business of FIL is Pembroke Hall, 42 Crowlane, Hamilton, Bermuda.

FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other entity within the meaning of Rule 13d-
3 promulgated under the 1934 Act. FMR and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub-adviser to the other, their investment decisions are made independently, and their clients are generally different organizations. Therefore, FMR and FIL are each of the view that the Ordinary Shares held by the other entity need not be aggregated for purposes of Section 13(d). However, FMR is aggregating FIL's Ordinary Shares with its own on a voluntary basis for the purposes of making this filing as if all of the shares were beneficially owned by FMR and FIL on a joint basis. FMR and FIL are also members of a concert group (the "FMR Concert Group") for purposes of Rule 9 under the U.K. City Code on Takeovers and Mergers.

The name and present principal occupation or employment and citizenship of each of the directors and executive officers of FMR are set forth on Schedule A, attached hereto and incorporated herein by reference; the name and present principal occupation or employment and citizenship of each of the directors and executive officers of FIL are set forth on Schedule B, attached hereto and incorporated herein by reference.

With the exception of Edward C. Johnson 3d and Abigail P.
Johnson, each of the executive officers and directors named on Schedule A and Schedule B disclaims beneficial ownership of any of the Ordinary Shares that are the subject of this Schedule 13D.

Edward C. Johnson 3d is Chairman of the Board of Directors of
FMR and owner of 12.0% of FMR's aggregate outstanding voting stock.
Mr. Johnson is also Chairman of the Board of Directors of FIL.   A
partnership controlled by Mr. Johnson and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes that may be cast by all holders of FIL voting stock. The business address and principal place of business of Mr. Johnson is the same as that of FMR. Mr. Johnson is a citizen of the United States.

Abigail P. Johnson is a member of the Board of Directors of FMR and owner of 24.5% of FMR's aggregate outstanding voting stock.
A partnership controlled by members of Ms. Johnson's family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes that may be cast by all holders of FIL voting stock. The business address and principal place of business of Ms. Johnson is the same as that of FMR. Ms. Johnson is a citizen of the United States.

Members of the Edward C. Johnson 3d family, through their
ownership of voting common stock and the execution of a shareholders' voting agreement, may be deemed under the Investment Company Act of
1940 to form a controlling group with respect to FMR.   The Johnson
family and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be
voted in accordance with the majority vote of Class B shares.   Johnson
family members are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR.

	Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A or Schedule B hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	On December 13, 2001, the Company issued on a private
placement basis 477,436,631 Ordinary Shares (the "Offer Shares") to
FMR and to the FMR affiliated entities identified below (together with FMR, the "Fidelity Entities"), in accordance with the terms of an open offer agreement between the Company and FMR, as amended, (the "Agreement") related to an open offer made by the Company on a pre-emptive basis to qualifying shareholders (the "Open Offer"). The Open Offer was consummated on December 7, 2001 with respect to the
Company's non-U.S. shareholders and on December 11, 2001 with respect to the Company's U.S. shareholders, not including FMR. FMR closed on its obligations under the Agreement on December 13, 2001, at which time the Fidelity Entities purchased on behalf of FMR: (i) 309,552,507 Ordinary Shares, representing FMR's commitment to purchase its proportionate share of the Open Offer, (ii) 15,989,883 Ordinary Shares, representing FMR's commitment to purchase those Ordinary Shares that other Company shareholders declined to purchase in the Open Offer, (iii) 2,214 Ordinary Shares, representing that number of fractional Ordinary Shares allocated to FMR pursuant to the Agreement and (iv) 151,892,027 Ordinary Shares, representing that number of Ordinary Shares required to increase FMR's share ownership in the
Company from 47.7% to 54.0% following the Open Offer.   Each of the
Fidelity Entities participated in the transactions contemplated by the Agreement on behalf of FMR on a voluntary basis and with the full consent of FMR and the Company.

Based on an offer price of 62 pence per Offer Share as prescribed by the Agreement, the Fidelity Entities paid to the Company an aggregate of British pounds sterling ("GBP") 296,010,711 in consideration for the Offer Shares. The Fidelity Entities funded GBP12,545,337 of this purchase price in U.S. dollars totaling $18,128,012, based upon the exchange rate at December 13, 2001 of 1.4450 U.S. dollars to British pounds sterling.
The Fidelity Entities funded the remainder of the purchase price in British pounds sterling. The U.S. dollar equivalent of the total purchase price, based on the exchange rate indicated above, was approximately $427,735,477 (the "Purchase Price").

The Fidelity Entities funded the Purchase Price in cash using a combination of available working capital funds and borrowing, as follows:

FIL acquired 42,447,167 Offer Shares for cash using available working capital funds; Colt, Inc., a Delaware corporation and indirect wholly owned subsidiary of FMR, acquired 173,813,695
Offer Shares for cash using available working capital funds and a related entity, The COLT, Inc. 2001 Annuity Trust, acquired
48,759,510 Offer Shares in cash drawn on a $45,000,000 revolving credit facility. The Revolving Credit Agreement establishing this credit facility is attached hereto as Exhibit 1, and the description of such agreement set forth herein is qualified in its entirety by reference thereto; Fidelity Non-Profit Management Foundation, a Delaware charitable organization, acquired 19,253,802 Offer Shares for cash using available funds; FIL Foundation, a Bermuda charitable organization, acquired 339,958 Offer Shares for cash using available funds; and Fidelity Investments
Limited Partnership, a Delaware limited partnership ("FILP"), acquired 192,822,500 Offer Shares for approximately $52,749,678 in cash using available working capital funds, and $120,000,000 in cash drawn on a $300,000,000 revolving credit facility. The Revolving Credit Agreement establishing this credit facility, dated as of December 10, 2001, is attached hereto as Exhibit 2, and the description of such agreement set forth herein is qualified in its entirety by reference thereto.

Item 4.	Purpose of Transaction.

	The Fidelity Entities acquired beneficial ownership of the Ordinary Shares in order to provide capital to the Company and to acquire an equity interest in the Company. As of the date hereof, the Fidelity Entities are holding such securities solely for investment and have no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of
Schedule 13D. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Fidelity Entities may increase or decrease their equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

Item 5.	Interest in Securities of Issuer.

	As of the date hereof, (a) FMR beneficially owned 814,079,098 Ordinary Shares (representing 54.01% of the Ordinary Shares deemed outstanding on the date hereof), (b) Edward C. Johnson 3d beneficially owned 814,079,098 Ordinary Shares (representing 54.01% of the
Ordinary Shares deemed outstanding on the date hereof), (c) Abigail P. Johnson beneficially owned 814,079,098 Ordinary Shares (representing 54.01% of the Ordinary Shares deemed outstanding on the date hereof) and (iv) FIL beneficially owned 69,320,656 Ordinary Shares (representing 4.60% of the Ordinary Shares deemed outstanding on the date hereof).

        On January 10, 2002, Fidelity Money Builder Index Fund, an entity controlled by FIL, purchased 14,000 Ordinary Shares in the open market at a price of GBP1.33 per share. The U.S. dollar equivalent of the total purchase price for these shares, based on an exchange rate at January 10, 2001 of 1.4378 U.S. dollars to British pounds sterling, was approximately $26,740. As a result of such acquisition, (i) FIL's beneficial ownership increased from 69,306,656 Ordinary Shares (representing 4.59% of the Ordinary Shares deemed outstanding on the date hereof) to 69,320,656 Ordinary Shares (representing 4.60% of the Ordinary Shares deemed outstanding on the date hereof) and (ii) the beneficial ownership of each of the Reporting Persons increased from 814,065,098 Ordinary Shares (representing 54.00% of the Ordinary
Shares deemed outstanding on the date hereof) to 814,079,098 Ordinary Shares (representing 54.01% of the Ordinary Shares deemed outstanding on the date hereof).

        Under U.K. law, FIL is not required to aggregate Ordinary Shares held by FIL-advised index funds such as Fidelity Money Builder Index Fund with Ordinary Shares held by entities of the FMR Concert Group such as FIL for purposes of Rule 9 under the U.K. City Code on Takeovers and Mergers.

	Except as set forth herein, no transactions in the securities of the Company were effected by the Reporting Persons or by FIL within the 60 days prior to the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

         Pursuant to the Agreement, FMR, with limited exceptions for transfers within certain of FMR's affiliated entities, charitable gifts, sales by the Edward C. Johnson Fund, the COLT Incentive Shares Plan Trust, the Fidelity Non-Profit Management Foundation, the FIL Foundation, the Fidelity Foundation and National Financial Services LLC, acceptance of an offer, giving of irrevocable undertakings in respect of an offer and sales to a potential offeror, may not sell, assign or transfer any Ordinary Shares or securities convertible or exchangeable for Ordinary
Shares for a period of 90 days from October 25, 2001 (January 23, 2002) without the written consent of the Company.

Similarly, with limited exceptions, the Company may not, without the consent of FMR, for 90 days after October 25, 2001
(to January 23, 2002):

* offer, allot, issue, pledge, sell, contract to sell, sell an option or contract to purchase or subscribe, purchase any option or contract to sell, allot or issue, grant any option, right or warrant to purchase or subscribe, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, American Depositary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or American Depositary Shares, or

* enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or American Depositary Shares.

Pursuant to a registration rights agreement entered into between the Company and the Fidelity
Entities, the Fidelity Entities may demand that the Company file a registration statement under the Securities Act of 1933, covering the Offer Shares, so as long as the registration will cover at least $100,000,000 in value of Ordinary Shares. The Company will not be obligated to effect more than three demand registrations and not more than one during any 12-month period. The Fidelity
Entities will be entitled to unlimited piggyback registrations;
provided, however, that in the event of an underwriters' cutback, the Company will be required to register at least 10% of the Ordinary Shares requested to be registered (this limitation being imposed pro rata). The Company will have the right to delay a demand registration, under certain circumstances, for a period not in excess of 120 days, but only once in any 12 month period.
The foregoing registration rights terminate on December 12, 2006.

In December 1996, the Company entered into a relationship agreement with FMR, Colt, Inc., FILP, FIL and FIL Bank and Trust
Company Limited, referred to as the contracting parties. The agreement continues in effect while the contracting parties or their affiliates hold at least 30% of the Company's share capital. The agreement covers the following subjects:

* independent directors --- the contracting parties have agreed to vote their Ordinary Shares to ensure that the number of directors that are affiliated with any contracting party and certain of its associates is less than half of the number of directors in office at the time;

* non-compete --- each contracting party has agreed with the Company not to engage in certain competing businesses, without the approval of a majority of the independent members of the Company's board of directors;

* arm's length transactions --- each contracting party has agreed that neither it nor its affiliates will enter into any contract or arrangement with the Company without the prior approval of a majority of the Company's independent directors and the terms of any such contract or arrangement will be no less favorable to the Company than the Company could have obtained from an independent third party;

* maintenance of public shareholder base --- each contracting party has agreed that neither it nor its affiliates will acquire Ordinary Shares if as a consequence of doing so the number of Ordinary Shares held by members of the public would represent less than 25% of all Ordinary Shares in issue following such acquisition;

* limitation of sale of our securities --- each contracting party has agreed that it will consult with the Company prior to disposing of Ordinary Shares or certain debt securities if such disposition would cause a default which would permit acceleration of certain debt obligations; and

* anti-dilution --- for so long as the contracting parties and their affiliates are interested in at least 50% of the Company's outstanding voting shares (as is currently the case), the Company has agreed that, subject to certain exceptions, it will not issue any Ordinary Shares or other equity securities (or any securities convertible into or exchangeable for or any rights to subscribe for Ordinary Shares or other equity securities) without the prior consent of FMR.

Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned and any other person with respect to any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	Material to be Filed as Exhibits.


Exhibit 1.    Revolving Credit Agreement dated as of
December 10, 2001 among Fidelity Management Trust Company, as trustee, Fleet National Bank, as lender, the other banks signatory as lenders thereto, Fleet National Bank, as administrative agent for the lenders, Colt, Inc., and Fidelity Investors IV Limited Partnership.

Exhibit 2.    Revolving Credit Agreement dated as of
December 10, 2001 among Fidelity Investors Limited Partnership,
Fidelity Investors II Limited Partnership, Fidelity Investors III Limited Partnership, Fidelity Investors IV Limited Partnership, Fidelity Seaport Limited Partnership, Geode Capital Management, LLC, Geode Investors
LLC, the other lenders signatory thereto, Fleet National Bank, as agent, and the banks signatory as lenders thereto.




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens, except for David Denison (Canada) and Kevin J. Kelly (Canada).


NAME                    POSITION WITH FMR     PRINCIPAL OCCUPATION
                        CORP.


Edward C. Johnson 3d	CEO, Director &	      CEO, Director & Chairman
                        Chairman of the	      of the Board, FMR Corp.
                        Board

James C. Curvey         Director              Director, FMR Corp.

William L. Byrnes       Director              Director, FMR Corp.

Abigail P. Johnson      Director              Director, FMR Corp. &
                                              President Fidelity
                                              Management & Research
                                              Company

George A. Vanderheiden  Director              Director, FMR Corp.

Stephen P. Akin         Operating Committee   President, Fidelity
                        Member                Capital

Sephen P. Jonas         Executive Vice        Executive Vice
                        President &           President &
                        Chief Financial       Chief Financial
                        Officer               Officer, FMR Corp.

David Denison           Operating Committee   President, Fidelity
                        Member                Institutional Brokerage
                                              Group

Steven E. Elterich      Operating Committee   President, Fidelity
                        Member                E-Business

Don Haile               Operating Committee   President, Fidelity
                        Member                Investments Systems
                                              Company

Fred L. Henning, Jr.    Operating Committee   President, Fidelity
                        Member                Corporate Services

Timothy T. Hilton       Operating Committee   President, Fidelity
                        Member                Broadband Group

Guy Patton              Executive Vice        Executive Vice
                        President, Human      President, Human
                        Resources             Resources, FMR Corp.

Kevin J. Kelly          Operating Committee   President, Fidelity
                        Member                Brokerage Company

Rob Lawrence            Operating Committee   President, Fidelity
                        Member                Strategic Investments

Ellyn A. McColgan       Operating Committee   President, Fidelity
                        Member                Financial Intermediary
                                              Services

Gail J. McGovern        Operating Committee   President, Fidelity
                        Member                Personal Investments

Robert L. Reynolds      Vice Chairman &       Vice Chairman & Chief
                        Chief Operating       Operating Officer,
                        Officer               FMR. Corp.

Peter J. Smail          Operating Committee   President, Fidelity
                        Member                Employer Services
                                              Company

Robert T. Servison      Executive Vice        Executive Vice
                        President             President, FMR Corp. &
                                              President Fidelity
                                              Brokerage Services
                                              Japan, LLC

David C. Weinstein      Executive Vice        Executive Vice
                        President, Legal      President, Legal and
                        and Government        Government Affairs,
                        Affairs               FMR Corp.



SCHEDULE B

        The name and present principal occupation or employment of each executive officer and director of Fidelity International Limited are set forth below. The business address of each person is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda, and the address of the corporation or organization in which such employment is conducted is the same as his
business address.   Messrs. Johnson, Byrnes, Moreno and Walsh are
United States citizens; Messrs. Bateman, Haslam, Heath, Steward and
Boyle are British citizens; Messrs. Saul and Mutch are dual Bermudian and British citizens; Mr. Goodin is a New Zealand citizen and Mr.
Denison and Ms. Powell are Canadian citizens.





NAME                           POSITION WITH FIDELITY   PRINCIPAL  OCCUPATION
                               INTERNATIONAL LIMITED

Edward C. Johnson 3d           Director & Chairman of   Director & Chairman
                               the Board                of the Board, FMR Corp.

Barry R.J. Bateman             Director & Vice-         Vice Chairman, Fidelity
                               Chairman                 International Limited


William L. Byrnes              Director                 Vice Chairman & Managing
                                                        Director, FMR Corp.

Glen R. Moreno                 Director                 Director, Fidelity
                                                        International Limited

David J. Saul                  Director                 Director, Fidelity
                                                        International Limited
Frank Mutch                    Director                 Director, Fidelity
                                                        International Limited

David Denison                  Director                 President, Fidelity
                                                        Institutional Brokerage
                                                        Group

Richard Walsh                  Director                 Managing Director,
                                                        Fidelity
                                                        Strategic Investments

Brett Goodin                   Director                 President, Asia-Pacific
                                                        business

Simon Haslam                   Director and Chief       Chief Administrative
                               Administrative Officer   Officer, Fidelity
                                                        International Limited

Matthew Heath                  Secretary                Secretary, Fidelity
                                                        International Limited

Andrew Steward                 Chief Financial Officer  Chief Financial Officer,
                                                        Fidelity International
                                                        Limited
Jon Boyle                      Director of Treasury     Director of Treasury,
                                                        Fidelity International
                                                        Limited

Rosalie Powell                 Assistant Company        Assistant Company
                               Secretary                Secretary, Fidelity
                                                        International Limited



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	January 11, 2002

         By: /s/Eric D. Roiter
                Senior V.P. &

General Counsel - FMR Co. Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries




EXHIBITS


Exhibit                Sequential
Number              Exhibit Description



1        Revolving Credit Agreement dated as of
         December 10, 2001 among Fidelity Management
         Trust Company, as trustee, Fleet National Bank, as lender, the other banks signatory as lenders thereto, Fleet National Bank, as administrative agent for the lenders, Colt, Inc., and Fidelity Investors IV Limited Partnership.

2        Revolving Credit Agreement dated as of
         December 10, 2001 among Fidelity Investors
         Limited Partnership, Fidelity Investors II
         Limited Partnership, Fidelity Investors III
         Limited Partnership, Fidelity Investors IV
         Limited Partnership, Fidelity Seaport Limited
         Partnership, Geode Capital Management,
         LLC, Geode Investors LLC, the other lenders signatory thereto, Fleet National Bank, as agent, and the banks signatory as lenders thereto.






 ATTACHMENT




	Attachment  	 Attachment Description
	Number


	1 		Power of Attorney.